January 25, 2013

VIA EDGAR AND EMAIL

Jennifer Thompson
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010
Re:      Southern Union Company
Form 10-Q for Fiscal Quarter Ended June 30, 2012
Filed August 8, 2012
Form 8-K filed December 17, 2012
File No. 1-06407
Dear Ms. Thompson:
This letter responds to the comments Southern Union Company (the “Company”) received from the United States Securities and Exchange Commission (the “SEC”) by letter dated January 10, 2012 regarding the above-referenced filings.
We hope this letter is responsive to your comments and requests for information as it is the Company's goal to address the comments in a manner that is acceptable to the SEC staff.
Our responses utilize the same captions contained in the SEC's letter, and are numbered to correspond to the numbers assigned in such letter. For your convenience, our responses are prefaced by the SEC's corresponding comment.
Form 10-Q for Fiscal Quarter Ended June 30, 2012
Condensed Consolidated Statements of Comprehensive Income (Loss), page 7
Note 3. ETE Merger and Pending Holdco Transaction, page 11
SEC Comment #1. We have reviewed your response to prior comment 1 in our letter dated December 5, 2012. Article XII of the Third Amended and Restated 2003 Stock and Incentive Plan ("Equity Plan") states that all outstanding options and stock appreciation rights immediately became fully vested and exercisable in full "immediately prior to the occurrence of a Change in Control." Because of this language, we believe the expense occurred as a result of the accelerated vesting event but was incurred in, and should be recorded in, the predecessor's final accounting period. Please revise. This position is further reinforced by the disclosure in your response to prior comment 3 in our letter dated November 1, 2012 that "Article XII was not added to the Equity Plan in contemplation of the ETE merger; rather, Article XII and its change in control provisions were included in the original version of the Equity Plan approved by shareholders on November 4, 2003 and each subsequent amendment and restatement thereto."
Company Response:
In the Company's disclosures to the SEC in its Definitive Proxy Statements, both prior to and in connection with the merger transaction (the “Merger”) with Energy Transfer Equity, L.P. (“ETE”), as well as other Merger related filings with the SEC, it was noted that pursuant to the Equity Plan (and thereafter the Merger Agreement) the time based restrictions associated with stock options (“Options”) and stock appreciation rights (“SARS”) would accelerate and the Options and SARS would become fully vested and exercisable. The acceleration of vesting was required by the Equity Plan as well as the Merger Agreement in order for the Equity Plan participants holding Options and SARS to become eligible to receive the consideration described in the Merger Agreement. If the Options and SARS had not become fully vested, the unvested Options and Shares would not be eligible for consideration and the Equity Plan participants could not be paid. Ultimately, the Equity Plan participants vested in a right to a portion of the Merger consideration, the triggering event for which was the actual effectiveness of the Merger and the corresponding change in control.
As discussed in our response letter dated December 19, 2012, we analogized to ASC 805-20-55-50 and 55-51. The guidance in those paragraphs states that amounts triggered by the consummation of a business combination shall be recognized when the business combination is consummated, not prior. Based on the foregoing, the Company confirms its belief that the guidance in ASC 805-20-55-50 and 55-51 provides the basis that the vesting under Article XII of the Equity Plan should not be recorded prior to the Merger.

With respect to the disclosure in our previous letter that Article XII was not added to the Equity Plan in contemplation of the Merger, we mentioned this fact in our previous letter in response to prior comment 3 in your letter dated November 1, 2012, which specifically requested such disclosure. That comment appeared to be intended to determine whether any compensation expense should be recognized in the post-combination period. We believe that we sufficiently addressed that comment by disclosing that the change in control provision was not added in contemplation of the Merger. We believe that such facts may determine the timing of the potential recognition of expense in the post-acquisition period, if the change in control provision is added in contemplation of a merger. However, given that this was not the case, we do not believe that timing of the inception of the change in control provision should have an impact on the Company's accounting for the vesting of the equity awards.
Form 8-K filed December 17, 2012
SEC Comment #2. We note that you have entered into agreements to sell your Missouri Gas Energy and New England Gas Company divisions for approximately $1.035 billion. Pursuant to Rules 11-01(a)(4) and (b)(2) of Regulation S-X and Item 9.01(b) of Form 8-K, please provide pro forma financial statements for these dispositions. If you do not believe you are required to provide pro forma financial information, please tell us the reasons for your determination.
Company Response:
Given that Southern Union currently has no effective registration statements and is currently subject only to periodic reporting requirements, and absent any future changes in circumstances that would trigger additional reporting requirements for Southern Union, we believe that the pro forma financial information for the proposed dispositions of Missouri Gas Energy and New England Gas Company initially would be required when Southern Union files a Form 8-K to report Item 2.01, Completion of Acquisition or Disposition of Assets. As announced in December 2012, the disposition transactions are expected to close before the end of the third quarter of 2013. Assuming that the significance requirements described in Instruction 4 to Item 2.01 of Form 8-K are met, then pursuant to the requirements of Item 9.01(b)(1) of Form 8-K, we anticipate that Southern Union would furnish the pro forma financial information described in comment 2 within the time period required by the Form 8-K instructions.
Conclusion:
In providing the foregoing responses to your comment letter, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	It may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust this letter satisfactorily addresses your comments and requests for information. We would like to reiterate that the Company's goal is to resolve these comments in a manner that is acceptable to the SEC staff.

Please contact the undersigned if you have any questions or comments with respect to these responses to your comments.

Very truly yours,

/s/ Martin Salinas, Jr.
Martin Salinas, Jr.
Chief Financial Officer

Cc:    Tom Mason
Robert M. Kerrigan, III
Gerrad Heep, Grant Thornton LLP